Exhibit 99.1

For Immediate Release

YY Group Secures Five New Luxury Hotel Clients in Thailand

SINGAPORE, September 25, 2025— YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced that its subsidiary, YY Circle Thailand, has secured contracts with five leading hotel clients; Hyatt, Sheraton, and three properties under Chatrium Hotels & Residences. These signings significantly expand the subsidiary’s hospitality portfolio and reinforce YY Group’s regional growth strategy.

Strategic Wins with Hyatt, Sheraton and Chatrium Hotels

Since being acquired by YY Group earlier this year, YY Circle Thailand has continued to build on its established client base, which already included leading names such as Central Group, CP All, Shangri-La, and Banyan Tree. The addition of Hyatt, Sheraton, and Chatrium further strengthens YY Group’s presence in Southeast Asia and is expected to contribute meaningfully to projected 2025 revenue from the Thai market.

These partnerships underscore YY Circle Thailand’s ability to attract internationally recognized hotel brands while leveraging its technology-enabled staffing and hotel services platform to enhance operational efficiency and deliver greater value to clients.

Chatrium Hotels & Residences

Chatrium Hotels & Residences is a renowned Thai hospitality group offering luxury hotels and serviced residences in Bangkok, Phuket, and other key destinations. Known for blending contemporary design with Thai cultural heritage, Chatrium delivers upscale accommodations and memorable guest experiences.

Growth Outlook & Strategic Vision

The signing of these five hotel clients represents a major milestone in YY Circle Thailand’s expansion. Management expects the subsidiary to play a significant role in YY Group’s revenue pipeline in 2025 and beyond, driven by growing demand for staffing, hotel operations support, and technology-enabled services.

“These new partnerships validate the strength of our platform and our ability to support top-tier hotels in Thailand,” said Mike Fu, Chief Executive Officer and Executive Director of YY Group Holding Limited. “We are excited to deepen relationships with global brands like Hyatt and Sheraton while strengthening ties with leading local players like Chatrium.”

Jirapat Haetanurak, Co-founder and Country Director of YY Circle Thailand, added, “Securing these five landmark hotel clients so soon after joining the YY Group family demonstrates the trust leading hospitality brands place in our team. By combining YY Circle Thailand’s local expertise with YY Group’s technology and resources, we are well-positioned to deliver even greater value to our partners and accelerate growth across the Thai market.”

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the Company’s expectations for the performance and contribution of newly secured hotel clients in Thailand, the growth potential of YY Circle Thailand, the Company’s revenue outlook, strategic initiatives, and regional expansion plans. These statements are based on the current expectations and beliefs of YY Group Holding Limited’s (“the Company”) management and are subject to a number of risks, uncertainties, and assumptions.

Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: (i) the performance of newly onboarded hotel clients, including Hyatt, Sheraton, and Chatrium properties; (ii) the Company’s ability to successfully integrate and scale its services in Thailand; (iii) demand for staffing and operational support services in the hospitality sector; (iv) competition in the Southeast Asian hospitality and labor solutions markets; (v) broader economic or industry conditions affecting the travel and tourism sector; and (vi) other risks and uncertainties disclosed in the Company’s filings with the U.S. Securities and Exchange Commission.

In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” or other similar expressions. These statements are made only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

About YY Holdings Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com